UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________________________________________

FORM 6-K

_________________________________________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of, February 2019

_________________________________________________________________

Commission File Number 1-38232

 _________________________________________________________________

BlackBerry Limited

(Translation of registrant’s name into English)

_________________________________________________________________

2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7

(Address of principal executive offices)

_________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Completes Acquisition of Cylance

Document 1

BlackBerry Completes Acquisition of Cylance

Company is now a billion-dollar cybersecurity firm with the technology portfolio enterprises need to intelligently connect, protect and help build secure endpoints

WATERLOO, Ontario, Feb. 21, 2019 /PRNewswire/ -- BlackBerry Limited (NYSE: BB; TSX: BB) today completed its previously-announced acquisition of Cylance, a privately-held artificial intelligence and cybersecurity company based in Irvine, California.

"Today BlackBerry took a giant step forward toward our goal of being the world's largest and most trusted AI-cybersecurity company," said John Chen, Executive Chairman and CEO, BlackBerry. "Securing endpoints and the data that flows between them is absolutely critical in today's hyperconnected world. By adding Cylance's technology to our arsenal of cybersecurity solutions we will help enterprises intelligently connect, protect and build secure endpoints that users can trust."

Cylance's machine learning and artificial intelligence technology is a strategic addition to BlackBerry's end-to-end secure communications portfolio. Notably, its embeddable AI technology will accelerate the development of BlackBerry Spark, the secure communications platform for the Internet of Things (IoT).

As the President of BlackBerry Cylance, Stuart McClure will continue to apply his visionary math-based approach to threat detection, prevention, and response, as well as lead the business' large team of highly-skilled engineers and data scientists that deliver trusted products and services for more than 4,000 companies around the world.

Customer and Analyst Reaction to the News

  "BlackBerry for the enterprise has proven over and over that it works; Cylance for the enterprise has proven over and over that it works. It's been clear for a while now that mobile devices are the evolving attack vector that enterprises are not ready to defend, so a combination of mobile experts and AI security experts could be just what we've been looking for. Here's to BlackBerry and Cylance for the win!" – Daniel Shuler, Chief Information Security Officer, Phoenix Children's Hospital
  "Given the increasing threat landscape and our exploding reliance on connected IoT devices the potential for a digital catastrophe due to an intentional or accidental breach has never been higher and growing at an alarming rate. BlackBerry has been the leading independent vendor focused on securing these devices and their now approved acquisition of Cylance makes this a critical game changing moment for the company and the IoT industry. In today's hostile world, security isn't an option, it is a requirement!" – Rob Enderle, Enderle Group
  "In this deal BlackBerry obtains advanced security technology that it can deploy within its existing platforms while also providing a complementary fit in terms of market vision and customer focus." – Brian Partridge, Research Vice President, 451 Research

Companies interested in learning more about BlackBerry Cylance's AI-driven endpoint protection, detection and response capabilities are encouraged to visit its booth (North Hall, #6145) at RSA Conference 2019 from March 4 – 8 in San Francisco.

Financial information regarding BlackBerry Cylance will be made available during the company's fourth quarter earnings call in March 2019.

About BlackBerry
BlackBerry Limited (NYSE: BB; TSX: BB) enables the Enterprise of Things by providing the technology that allows endpoints to trust one another, communicate securely, and maintain privacy. Based in Waterloo, Ontario, the company was founded in 1984 and operates globally. For more information, visit www.BlackBerry.com and follow @BlackBerry.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Media Contact:
BlackBerry
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry
(519) 888-7465
investor_relations@BlackBerry.com

Financial information regarding BlackBerry Cylance will be made available during the company’s fourth quarter earnings call in March 2019.

About BlackBerry

BlackBerry Limited (NYSE: BB; TSX: BB) enables the Enterprise of Things by providing the technology that allows endpoints to trust one another, communicate securely, and maintain privacy. Based in Waterloo, Ontario, the company was founded in 1984 and operates globally. For more information, visit www.BlackBerry.com and follow @BlackBerry.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

###

Media Contact:

BlackBerry

(519) 597-7273

mediarelations@BlackBerry.com

Investor Contact:

BlackBerry

(519) 888-7465

investor_relations@BlackBerry.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)

Date:	February 21, 2019	By:		/s/ Steve Rai
			Name:	Steve Rai
			Title:	Deputy CFO